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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                            TOPS APPLIANCE CITY, INC.
                                (Name of Issuer)

                      COMMON STOCK, no par value per share
                         (Title of Class of Securities)

                                    890910AB
                                 (CUSIP Number)

                               STEVEN A. VAN DYKE
                          TOWER INVESTMENT GROUP, INC.
                          BAY HARBOUR MANAGEMENT, L.C.
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                              DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                    July 16, 1998 - August 11, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 10 Pages)



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--------------------------                               -----------------------
   CUSIP No. 890910AB                13D                   Page 2 of 10 Pages
--------------------------                               -----------------------


--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON                    Steven A. Van Dyke
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS                          OO, PF
--------------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
  Number of     7    SOLE VOTING POWER                        -0-
   Shares
              ------------------------------------------------------------------
Beneficially    8    SHARED VOTING POWER                5,885,000
  Owned by
              ------------------------------------------------------------------
    Each        9    SOLE DISPOSITIVE POWER                   -0-
 Reporting
              ------------------------------------------------------------------
Person With     10   SHARED DISPOSITIVE POWER           5,885,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,885,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       45.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                             IN, HC
--------------------------------------------------------------------------------




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--------------------------                               -----------------------
   CUSIP No. 890910AB                13D                   Page 3 of 10 Pages
--------------------------                               -----------------------


--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON                    Douglas P. Teitelbaum
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS                          OO
--------------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
  Number of     7    SOLE VOTING POWER                        -0-
   Shares
              ------------------------------------------------------------------
Beneficially    8    SHARED VOTING POWER                5,880,000
  Owned by
              ------------------------------------------------------------------
    Each        9    SOLE DISPOSITIVE POWER                   -0-
 Reporting
              ------------------------------------------------------------------
Person With     10   SHARED DISPOSITIVE POWER           5,880,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,880,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       45.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                             IN, HC
--------------------------------------------------------------------------------





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--------------------------                               -----------------------
   CUSIP No. 890910AB                13D                   Page 4 of 10 Pages
--------------------------                               -----------------------


--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON                    Tower Investment Group, Inc.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-2924229
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS                          OO
--------------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION     Florida
--------------------------------------------------------------------------------
  Number of     7    SOLE VOTING POWER                  5,880,000
   Shares
              ------------------------------------------------------------------
Beneficially    8    SHARED VOTING POWER                      -0-
  Owned by
              ------------------------------------------------------------------
    Each        9    SOLE DISPOSITIVE POWER             5,880,000
 Reporting
              ------------------------------------------------------------------
Person With     10   SHARED DISPOSITIVE POWER                 -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,880,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       45.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                                 HC
--------------------------------------------------------------------------------

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--------------------------                               -----------------------
   CUSIP No. 890910AB                13D                   Page 5 of 10 Pages
--------------------------                               -----------------------


--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON                    Bay Harbour Management, L.C.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   59-3418243
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS                          OO
--------------------------------------------------------------------------------
 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION     Florida
--------------------------------------------------------------------------------
  Number of     7    SOLE VOTING POWER                  5,880,000
   Shares
              ------------------------------------------------------------------
Beneficially    8    SHARED VOTING POWER                      -0-
  Owned by
              ------------------------------------------------------------------
    Each        9    SOLE DISPOSITIVE POWER             5,880,000
 Reporting
              ------------------------------------------------------------------
Person With     10   SHARED DISPOSITIVE POWER                 -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,880,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       45.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                             IA
--------------------------------------------------------------------------------

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                 This Amendment No. 1 amends and supplements the Statement on
Schedule 13D, originally filed with the Securities and Exchange Commission on July 6, 1998 (the "Schedule 13D"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum, in his capacity as a stockholder of Tower (collectively, the "Reporting Persons"). Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended in its entirety as follows:

                 On June 25, 1998, Bay Harbour purchased for certain managed accounts, in a secondary purchase, 6-1/2% Convertible Subordinated Debentures Due 2003 of Tops in the aggregate principal amount of $6,090,000 (such Debentures held by Bay Harbour, the "Debentures"), at a price of 93% of principal plus accrued interest. The Debentures will be converted into shares of Tops Common Stock at a conversion price of $1.75 per share (subject to certain adjustments as set forth in the terms of the Debentures) pursuant to a Conversion Letter Agreement, dated July 16, 1998, (the "Conversion Letter Agreement"), between Tops and Bay Harbour. The obligation of Bay Harbour to convert the Debentures is subject to shareholder approval (which the Company has agreed to use its best efforts to obtain by September 30, 1998). The source of the funds used by Bay Harbour to purchase the Debentures were the following investment accounts managed on a discretionary basis by Bay Harbour:

                 Bay Harbour Partners, Ltd.         $2,281,196.33
                 Lipstick, Ltd.                     $1,986,541.81
                 Bay Harbour 90-1, L.P.             $1,520,797.56

                 On July 20, 1998, Bay Harbour purchased from Tops for certain managed accounts, 1,400,000 newly-issued shares of Tops Common Stock (the "New Shares"), for an aggregate purchase price of $5,040,000. The source of the funds used by Bay Harbour to purchase the New Shares were the following investment accounts managed on a discretionary basis by Bay Harbour:

                 Bay Harbour Partners, Ltd.          $1,986,120
                 Bay Harbour 90-1, L.P.              $1,324,080
                 Trophy Hunter Investments, L.P.     $1,729,800

                 On July 22, 1998, Van Dyke purchased for a personal account, jointly held with his wife, Ann Van Dyke, 5,000 shares of Tops Common Stock (the "Van Dyke Shares"), for an aggregate purchase price of $15,625. The source of the funds used by Van Dyke and Ann Van Dyke to purchase the Van Dyke Shares were their personal funds.

                 On July 24, 1998, Bay Harbour purchased for certain managed accounts, in a secondary purchase, 200,000 shares of Tops Common Stock (the "Turchin Shares"), for an aggregate purchase price of $600,000. The source of the funds used by Bay Harbour to purchase the Turchin Shares were the following investment accounts managed on a discretionary basis by Bay Harbour:

                 Bay Harbour Partners, Ltd.           $236,400
                 Bay Harbour 90-1, L.P.               $157,800
                 Trophy Hunter Investments, L.P.      $205,800

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


                 On August 11, 1998, Bay Harbour purchased for certain managed accounts, in a secondary purchase, 300,000 shares of Tops Common Stock (the "Westinghouse Shares"), for an aggregate purchase price of $900,000. The source of the funds used by Bay Harbour to purchase the Westinghouse Shares were the following investment accounts managed on a discretionary basis by Bay Harbour:

                 Bay Harbour Partners, Ltd.             $354,666
                 Bay Harbour 90-1, L.P.                 $236,442
                 Trophy Hunter Investments, L.P.        $308,892

                 See Item 6 for a description of certain agreements under which Bay Harbour has the right to purchase additional shares of Tops Common Stock from certain shareholders.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

                 The Reporting Persons consider their beneficial ownership of Tops Common Stock as an investment in the ordinary course of business. From time to time, the Reporting Persons may acquire additional shares of Tops Common Stock or dispose of all or some of the shares of Tops Common Stock which they beneficially own. The Reporting Persons have no plans to acquire control of Tops but intend to review the investment in Tops on a continuing basis and may change their plans depending upon future developments.

                 Except as set forth in this Item 4 and in Item 5 (with respect to Bay Harbour's rights to designate nominees to the Board of Directors of
Tops), the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

                 As of the filing date of this Statement, (i) Van Dyke beneficially owns 5,885,000 shares of Tops Common Stock which, assuming the conversion of the Debentures, represent approximately 45.2% of Tops Common Stock outstanding, (ii) Teitelbaum beneficially owns 5,880,000 shares of Tops Common Stock which, assuming the conversion of the Debentures, represent approximately 45.1% of Tops Common Stock outstanding, (iii) Tower beneficially owns 5,880,000 shares of Tops Common Stock which, assuming the conversion of the Debentures, represent approximately 45.1% of Tops Common Stock outstanding and (iv) Bay Harbour beneficially owns 5,880,000 shares of Tops Common Stock which, assuming the conversion of the Debentures, represent approximately 45.1% of Tops Common Stock outstanding, in each case, based upon 8,152,044 shares of Tops Common Stock outstanding as of July 6, 1998 (determined based upon 7,294,901 shares outstanding as set forth in a 10Q filed by Tops on June 15, 1998 with the U.S. Securities and Exchange Commission plus 857,143 shares due to the conversion of debentures issued by Tops as disclosed in Amendment No. 2 to a
Schedule 13D filed on July 6, 1998 by Robert D. Carl III). For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum are deemed to beneficially own all shares of Tops Common Stock that are beneficially owned by Tower and Bay Harbour and
(B) Tower is deemed to beneficially own all shares of Tops Common Stock that are beneficially owned by Bay Harbour.

                 Each Reporting Person has (i) the sole power to vote or direct the vote of the 5,880,000 shares of Tops Common Stock held by Bay Harbour; and
(ii) the sole power to dispose of or to direct the disposition of such 5,880,000 Shares of Tops Common Stock; except that Van Dyke and Teitelbaum share with each other their voting and disposition power. Van Dyke, together with his wife Ann Van Dyke, has the sole power to vote and direct the vote of 5,000 shares of Tops Common Stock held in a joint personal account.

                 Except for the purchase of the Debentures, the New Shares, the Turchin Shares, the Westinghouse Shares, the Van Dyke Shares and the option agreements described in Item 6, to the best knowledge and belief of the undersigned, no transactions involving Tops Common Stock have been effected during the past sixty (60) days by the Reporting Persons or by their directors, executive officers or controlling persons.

                 The 5,880,000 shares of Tops Common Stock held by Bay Harbour, assuming the conversion of the Debentures, reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Tower and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Tower and Bay Harbour control the power to (i) convert the Debentures into shares of Tops Common Stock, (ii) direct the voting of such shares of Tops Common Stock and (iii) dispose of such shares of Tops Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than Lipstick, Ltd., Bay Harbour 90-1, L.P., Trophy Hunter Investments, L.P., Bay Harbour Partners, Ltd., John M. Templeton, Gentleness, Limited and Templeton Religion Trust, no such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Tops Common Stock reported in this Schedule 13D representing more than five percent of the outstanding Tops Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented as follows:

                 On July 15, 1998, Bay Harbour agreed to convert the Debentures into Common Stock pursuant to the Conversion Letter Agreement. Tops also granted Bay Harbour a right of first refusal on issuances by Tops of certain equity or debt securities by Tops. Pursuant to the Conversion Letter Agreement, Issuer also agreed to use its best efforts to cause a registration statement on Form S-3 filed by the Issuer with the Securities and Exchange Commission to register the shares of Tops Common Stock issuable upon conversion thereof. The Conversion Letter Agreement specifies that the Debentures shall be converted into Common Stock immediately upon the approval of the conversion by the shareholders of Tops. From the date of conversion and continuing for as long as Bay Harbour continues to hold at least 15% of the Tops Common Stock, Bay Harbour shall have the right to designate two nominees to Tops' Board of Directors.

                 Pursuant to a Share Purchase Agreement, dated July 16, 1998, between Tops and Bay Harbour, so long as Bay Harbour continues to own, beneficially or otherwise, at least 15% of Tops Common Stock, Bay Harbour shall have the right to designate (i) until all Debentures held by Bay Harbour on July 15, 1998 are converted into Tops Common Stock, three directors to the Board of Directors of Tops and (ii) one director to the Board of Directors of Tops (in addition to the two directors pursuant to the Conversion Letter Agreement) after the Debentures have been converted. The Share Purchase Agreement also provides for Tops to file a registration statement on Form S-3 to register the Tops Shares within 60 days and for Tops to use its best efforts to cause the registration statement to become effective.

                 Pursuant to an Option Agreement (the "Turchin Option Agreement"), dated July 17, 1998, between the Turchin Family Limited Partnership ("Turchin") and Bay Harbour, Bay Harbour has the right to acquire 200,000 shares of Tops Common Stock at a price of $3.50 a share for a 90 day period beginning on July 17, 1998 (the "Initial Period") and at $4.00 per share from the Initial Period to 270 days after the Initial Period.

                 Pursuant to an Option Agreement (the "Westinghouse Option Agreement"), dated August 6, 1998, between Mellon Bank, N.A., as Trustee under the Westinghouse Electric Corporation Master Trust Agreement for the Westinghouse Pension Plan ("Westinghouse") and Bay Harbour, Bay Harbour has the right to acquire 300,000 shares of Tops Common Stock at a price of $3.50 per share for a 90 day period beginning from August 11, 1998 (the "First Period") and at $4.00 per share from the Initial Period to 270 days after the First Period.

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

                Bay Harbour is in discussions with Robert G. Gross ("Gross"), chief executive officer of Tops, concerning Bay Harbour lending Gross $500,000 for the purposes of Gross acquiring 125,000 shares of Tops Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended in its entirety as follows:

         EXHIBIT I Joint Filing Agreement, by and among Bay Harbour, Tower, Van Dyke and Teitelbaum.(1)

         EXHIBIT II    Form of Debenture.(1)

         EXHIBIT III   Debenture Exchange Agreement dated August 20, 1997.(1)

         EXHIBIT IV Conversion Agreement, dated July 16, 1998, between Tops and Bay Harbour.

         EXHIBIT V Share Purchase Agreement, dated July 16, 1998, between Tops and Bay Harbour.

         EXHIBIT VI Option Agreement, dated July 17, 1998, between Turchin and Bay Harbour.

         EXHIBIT VII Share Purchase Agreement, dated July 17, 1998, between Turchin and Bay Harbour.

         EXHIBIT VIII Share Purchase Agreement, dated August 6, 1998, between Westinghouse and Bay Harbour.

         EXHIBIT IX Option Agreement, dated August 6, 1998, between Westinghouse and Bay Harbour.

         (1) Previously filed with this Schedule 13D on July 6, 1998.

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                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: August 11, 1998           TOWER INVESTMENT GROUP, INC.


                                       By: /s/ Steven A. Van Dyke
                                         ------------------------------------
                                           Name: Steven A. Van Dyke
                                           Title: President


                                       BAY HARBOUR MANAGEMENT, L.C.


                                       By: /s/ Steven A. Van Dyke
                                           ---------------------------------
                                           Name: Steven A. Van Dyke
                                           Title: President


                                              /s/ STEVEN A. VAN DYKE
                                            --------------------------------
                                                  STEVEN A. VAN DYKE


                                              /s/ DOUGLAS P. TEITELBAUM
                                            --------------------------------
                                                  DOUGLAS P. TEITELBAUM

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                                  Exhibit Index

         EXHIBIT I Joint Filing Agreement, by and among Bay Harbour, Tower, Van Dyke and Teitelbaum. (1)

         EXHIBIT II    Form of Debenture. (1)

         EXHIBIT III   Debenture Exchange Agreement dated August 20, 1997. (1)

         EXHIBIT IV Conversion Agreement, dated July 16, 1998, between Tops and Bay Harbour.

         EXHIBIT V Share Purchase Agreement, dated July 16, 1998, between Tops and Bay Harbour.

         EXHIBIT VI Option Agreement, dated July 17, 1998, between Turchin and Bay Harbour.

         EXHIBIT VII Share Purchase Agreement, dated July 17, 1998, between Turchin and Bay Harbour.

         EXHIBIT VIII Share Purchase Agreement, dated August 6, 1998, between Westinghouse and Bay Harbour.

         EXHIBIT IX Option Agreement, dated August 6, 1998, between Westinghouse and Bay Harbour.

         (1) Previously filed with this Schedule 13D on July 6, 1998.




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